Exhibit 3

FIRSTSERVICE CORPORATION

Management’s discussion and analysis for the year ended December 31, 2018

(in US dollars)

February 20, 2019

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of FirstService Corporation (“we,” “us,” “our,” the “Company” or “FirstService”) for the year ended December 31, 2018. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2018 and up to and including February 20, 2019.

Additional information about the Company, including the Company’s current Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “Adjusted EBITDA” and “Adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures.”

FirstService’s business

FirstService is a leading provider of branded essential property services comprised of two reportable operating segments: (i) FirstService Residential, the largest provider of residential property management services in North America; and (ii) FirstService Brands, a leading provider of essential property services to residential and commercial customers through both franchise systems and company-owned operations. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. FirstService Residential and FirstService Brands are described in further detail in our Annual Information Form.

Consolidated review

Our consolidated revenues for the year ended December 31, 2018 were $1.93 billion, an increase of 12% over the prior year, attributable to a combination of organic growth and acquisitions during the period.

Our diluted net earnings per share was $1.80 in the year ended December 31, 2018 versus $1.41 in the prior year. Our Adjusted EPS (see definition and reconciliation below) was $2.61 for the year ended December 31, 2018, up 31% from $1.99 in the prior year.

We acquired controlling interests in twelve businesses in 2018, including three in our FirstService Residential segment and nine in our FirstService Brands segment. The total initial cash consideration for these acquisitions was $59.4 million. Our tuck-under acquisitions increase the geographic footprint and broaden our service offering at FirstService Residential. The acquisitions also support the execution of our company-owned strategy at FirstService Brands to acquire California Closets and Paul Davis Restoration franchises in selected key markets and expand our operations and broaden our service capabilities at Century Fire.

Results of operations – year ended December 31, 2018

Our revenues were $1.93 billion for 2018, up 12% relative to 2017. The increase was comprised of organic revenue growth of 6%, with the balance coming from recent acquisitions.

Operating earnings increased 22% to $127.6 million in 2018, while Adjusted EBITDA rose 20% to $190.6 million. Our FirstService Residential division generated earnings growth in 2018 as a result of continued operating margin improvements. Our FirstService Brands division was positively impacted by significant organic revenue growth and acquisition activity in 2018. During the fourth quarter of 2018, we made the decision to wind-down our Service America operations, one of eight property service lines reported within the FirstService Brands division. We have previously indicated that Service America was a small, non-core business, with declining revenues, poor profitability and limited growth prospects. The wind-down of Service America during 2018 did not significantly impact our consolidated full year results.

Depreciation expense was $35.3 million in 2018 relative to $27.7 million in the prior year, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment. We also incurred accelerated software depreciation in relation to the wind-down of our Service America operations.

Amortization expense was $17.5 million in 2018 relative to $14.4 million in 2017, with the increase attributable to recent acquisitions in the FirstService Brands segment.

Net interest expense increased to $12.7 million in 2018 from $9.9 million in the prior year, which was attributable to the increase in our average outstanding debt, as well as our weighted average interest rate increasing to 4.0% in 2018 from 3.6% in the prior year.

Our consolidated income tax rate for 2018 was 22%, flat versus the prior year period.

Net earnings were $90.3 million in 2018, compared to $75.0 million in the prior year. The increase was primarily attributable to strong profitability driven mainly by operating margin improvements in the FirstService Residential division and strong organic revenue growth and significant acquisition activity in the FirstService Brands division.

At FirstService Residential, revenues were $1.25 billion in 2018, an increase of 7% compared to the prior year. Organic growth was 4% and was primarily driven by competitive contract wins across our markets. This segment reported Adjusted EBITDA of $112.8 million in 2018 or 9.0% of revenues, relative to $99.9 million or 8.5% of revenues in the prior year. Operating earnings for 2018 were $89.0 million or 7.1% of revenues, relative to $77.6 million or 6.6% of revenues in the prior year. Margin expansion in this division was driven by continued operating improvements and further optimization of labour resources.

Our FirstService Brands operations reported revenues of $676.6 million in 2018, an increase of 22% versus the prior year. Organic growth of 9% was largely attributable to double-digit revenue growth at our California Closets and Century Fire company-owned operations, and within our franchised operations which largely benefit from strong home improvement spending. Adjusted EBITDA for this segment was $88.4 million in 2018 or 13.1% of revenues, relative to $71.7 million or 12.9% of revenues in the prior year. Operating earnings were $55.0 million or 8.1% of revenues, versus $44.0 million or 7.9% of revenues a year ago.

Corporate costs, as presented in Adjusted EBITDA were $10.5 million in 2018 relative to $12.3 million in the prior year. The year-over-year decrease primarily reflects the impact of foreign exchange. On a GAAP basis, corporate costs for 2018 were $16.5 million, compared to $16.6 million a year ago.

Results of operations – year ended December 31, 2017

Our revenues were $1.73 billion for 2017, up 17% relative to 2016. The increase was comprised of organic revenue growth of 6%, with the balance coming from acquisitions.

Operating earnings increased 16% to $105.0 million in 2017, while Adjusted EBITDA rose 22% to $159.3 million. Our FirstService Residential division generated significant earnings growth in 2017 as a result of continued operating margin improvements. Our FirstService Brands division was positively impacted by significant organic revenue growth and acquisition activity in 2017.

Depreciation expense was $27.7 million in 2017 relative to $22.8 million in the prior year. The increase was primarily attributable to increased investments in office leaseholds and information technology systems at FirstService Residential and at our FirstService Brands company-owned operations.

Amortization expense was $14.4 million in 2017 relative to $14.2 million in 2016.

We recorded a goodwill impairment charge in the amount of $6.2 million in 2017. We performed our annual August 1st test and determined there was impairment in the Service America reporting unit within the FirstService Brands segment. The impairment was driven by weak financial performance and a resulting decline in estimated future discounted cash flows. No goodwill impairment charges were recorded in the prior year period.

Net interest expense increased to $9.9 million in 2017 from $9.2 million in the prior year. Our weighted average interest rate decreased to 3.6% in 2017 from 3.9% in the prior year.

Our consolidated income tax rate for 2017 was 22% versus 34% in 2016. Relative to 2016, the 2017 tax rate was impacted primarily by ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which provides that tax effects of deductions in excess of compensation costs (“windfalls”) and tax deficiencies (“shortfalls”) be recorded in income tax expense. Prior to this update, the tax effects of windfalls and shortfalls were recorded primarily through equity. Our tax rate was also lower relative to the prior year as a result of the Tax Cuts and Jobs Act which was enacted in the United States (“US Tax Reform”) on December 22, 2017, lowering US corporate income tax rates as of January 1, 2018. The impact of US Tax Reform is a one-time decrease in income tax expense of $2.5 million, as a result of the re-measurement of certain deferred tax balances.

Net earnings were $75.0 million in 2017, compared to $54.2 million in the prior year. The increase was primarily attributable to strong profitability driven mainly by operating margin improvements in the FirstService Residential division and strong organic revenue growth and significant acquisition activity in the FirstService Brands division.

At FirstService Residential, revenues were $1.17 billion in 2017, an increase of 6% compared to the prior year. Organic growth was 4% and was primarily driven by competitive property management contract wins across our markets. This segment reported Adjusted EBITDA of $99.9 million in 2017 or 8.5% of revenues, relative to $84.2 million or 7.6% of revenues in the prior year. Operating earnings for 2017 were $77.6 million or 6.6% of revenues, relative to $62.5 million or 5.6% of revenues in the prior year. Margin expansion in this division was driven by continued operating improvements and further optimization of labour resources.

Our FirstService Brands operations reported revenues of $554.7 million in 2017, an increase of 50% versus the prior year. Organic growth of 12% was largely attributable to very strong growth from our Paul Davis company-owned operations, particularly Paul Davis National, as well as double digit revenue growth at our California Closets and Century Fire company-owned operations and within our CertaPro Painters, California Closets and Floor Coverings International franchised systems. Adjusted EBITDA for this segment was $71.7 million in 2017 or 12.9% of revenues, relative to $56.3 million or 15.2% of revenues in the prior year. Operating earnings were $44.0 million or 7.9% of revenues, versus $41.2 million or 11.1% of revenues a year ago. The Adjusted EBITDA margin was impacted by the increased revenue mix from our faster-growing, lower-margin company-owned operations, as well as weak performance at Service America. The operating earnings margin was impacted by the increased contribution from company-owned operations as noted above, as well as the effect from the goodwill impairment charge at Service America.

Corporate costs, as presented in Adjusted EBITDA were $12.3 million in 2017 relative to $10.1 million in the prior year. On a GAAP basis, corporate costs for 2017 were $16.6 million, compared to $13.2 million a year ago. The increase reflects headcount additions at our corporate office, as well as the impact of foreign exchange.

Selected annual information - last five years

(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2018	2017	2016	2015	2014

Operations
Revenues	$1,931,473	$1,729,031	$1,482,889	$1,264,077	$1,132,002
Operating earnings	127,568	104,962	90,550	70,747	45,621
Net earnings	90,280	75,047	54,243	38,198	26,192

Financial position
Total assets	$1,007,474	$848,266	$770,964	$600,483	$615,544
Long-term debt	334,523	269,625	250,909	201,199	239,357
Redeemable non-controlling interests	151,585	117,708	102,352	77,559	80,926
Shareholders' equity	236,226	192,286	181,028	167,026	158,749

Common share data
Net earnings (loss) per common share:
Basic	$1.83	1.43	0.93	0.59	0.36
Diluted	1.80	1.41	0.92	0.59	0.36

Weighted average common shares
outstanding (thousands)
Basic	35,952	35,909	35,966	36,013	35,971
Diluted	36,571	36,559	36,366	36,425	36,363
Cash dividends per common share	$0.54	0.49	0.44	0.40

Other data
Adjusted EBITDA	$190,611	$159,312	$130,324	$103,038	$74,997
Adjusted EPS	2.61	1.99	1.62	1.20	0.84

Note: Any per share amounts prior to June 1, 2015 in the table above have been calculated using former FirstService Corporation’s share balances and the terms of the June 1, 2015 spin-off.

Results of operations – fourth quarter ended December 31, 2018

Consolidated operating results for the fourth quarter ended December 31, 2018 were up significantly relative to the results experienced in the comparable prior year quarter, driven by strong top-line growth at our FirstService Brands division and improved margins at our FirstService Residential operations.

FirstService Residential revenues increased 7% in the fourth quarter ended December 31, 2018, compared to the prior year quarter, with Adjusted EBITDA increasing 11% and operating earnings increasing 16% in the fourth quarter ended December 31, 2018 versus the prior year quarter as a result of effective labour cost management relative to the prior year quarter.

Our FirstService Brands operations experienced substantial revenue growth of 25% in the fourth quarter ended December 31, 2018 compared to the prior year quarter, with strong contribution from both organic growth and tuck-under acquisition activity. Very strong organic growth of 14% for the quarter was driven by our company-owned operations at Paul Davis Restoration, California Closets, and Century Fire, as well as our largest franchised service lines. FirstService Brands Adjusted EBITDA increased 24% in the fourth quarter versus the prior year quarter. Operating earnings decreased 16% versus the prior year quarter. The divisional Adjusted EBITDA margin decreased to 12.5% from 12.6% in the prior year quarter. The divisional operating earnings margin decreased to 5.8% from 8.6% in the prior year quarter, as a result of expenses related to the Service America wind-down, including accelerated software depreciation and other non-recurring shut-down costs.

Summary of quarterly results - years ended December 31, 2018 and 2017

(in thousands of US$, except per share amounts)

(unaudited)	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2018
Revenues	$426,456	$495,348	$506,356	$503,313	$1,931,473
Operating earnings	11,073	42,350	45,298	28,847	127,568
Net earnings	8,935	29,894	31,664	19,787	90,280
Net earnings per share:
Basic	0.17	0.63	0.72	0.32	1.83
Diluted	0.17	0.62	0.70	0.31	1.80

Year ended December 31, 2017
Revenues	$380,349	$441,666	$463,379	$443,637	$1,729,031
Operating earnings	8,971	35,266	34,019	26,706	104,962
Net earnings	8,268	21,934	20,821	24,024	75,047
Net earnings per share:
Basic	0.12	0.50	0.42	0.39	1.43
Diluted	0.12	0.49	0.41	0.38	1.41

Other data
Adjusted EBITDA - 2018	$25,414	$57,118	$59,426	$48,653	$190,611
Adjusted EBITDA - 2017	20,127	47,076	52,624	39,485	159,312
Adjusted EPS - 2018	0.25	0.86	0.89	0.62	2.61
Adjusted EPS - 2017	0.16	0.60	0.73	0.49	1.99

Operating outlook

We are committed to a long-term growth strategy that includes average annual organic revenue growth in the mid-single digit range, combined with tuck-under acquisitions within each of our service platforms, resulting in targeted average annual growth in revenues of 10% or higher. We are targeting some incremental operating leverage and higher growth rates for operating earnings, and earnings per share. Economic conditions will negatively or positively impact these target growth rates in any given year.

In our FirstService Residential segment, revenues are expected to increase at a low-to-mid single digit percentage organic growth rate in 2019 primarily from new business wins. Any additional tuck-under acquisitions will augment organic growth. Operating margins for 2019 are expected to be in-line with 2018.

Our FirstService Brands segment is expected to generate mid-to-high single digit percentage organic revenue growth in 2019 primarily from growth of our company-owned operations at California Closets, Paul Davis Restoration and Century Fire, as well as increases in franchisee productivity and the addition of new franchisees in some of our less mature service lines within our franchised operations. Tuck-under acquisitions from our ongoing company-owned acquisition strategy at California Closets and Paul Davis Restoration, as well as opportunities at Century Fire will add to organic growth. Operating margins are expected to remain in the low-teens, with any margin decrease most likely to come from the increased mix and further acquisitions of lower margin company-owned operations.

The foregoing contains forward-looking statements, and readers should refer to “Forward-looking statements and risks” below regarding our cautions relating to these forward-looking statements and the material risk factors that could cause actual results to differ materially from these forward-looking statements. The above forward-looking statements are made on the assumption that general economic conditions and the conduct of the Company’s businesses remain as they exist on the date hereof, with none of the material risk factors (as noted under “Forward-looking statements and risks” below) occurring during 2019.

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes outdoor painting and franchise operations, which generate the majority of their revenues during the second and third quarters.

Liquidity and capital resources

The Company generated cash flow from operating activities of $99.4 million for the year ended December 31, 2018, relative to $115.6 million in the prior year. Operating cash flow was favourably impacted by strong profitability at both of our divisions, offset by increases in non-cash working capital primarily attributable to growth within our company-owned operations in our FirstService Brands division. We believe that cash from operations and other existing resources, including our revolving credit facility described below, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

On January 17, 2018, the Company expanded and extended its revolving credit facility. Under the amended facility, borrowing capacity has been increased to $250 million, up from $200 million, and the maturity date has been extended to January 2023 from June 2020. The amended facility bears interest at 0.25% to 2.50% over floating reference rates, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the facility by up to $100 million on the same terms and conditions as the original facility.

We have outstanding $150 million of senior secured notes bearing interest at a rate of 3.84% to 4.84%, depending on leverage ratios. As of December 31, 2018, the current interest rate is 3.84%. The senior secured notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

During 2018, we invested cash in acquisitions as follows: an aggregate of $59.4 million (net of cash acquired) in twelve new business acquisitions, $9.2 million in contingent consideration payments related to previously completed acquisitions, and $2.4 million in acquisitions of redeemable non-controlling interests (“RNCI”).

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $13.3 million as at December 31, 2018 (December 31, 2017 - $18.4 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to September 2020. We estimate that a majority of the contingent consideration outstanding as of December 31, 2018 will ultimately be paid.

Capital expenditures for the year were $40.6 million (2017 - $36.3 million), which consisted primarily of office leasehold improvements, new vehicles and productivity-enhancing information technology systems in both of our operating divisions.

Net indebtedness as at December 31, 2018 was $268.2 million, versus $212.4 million at December 31, 2017. Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents. We were in compliance with the covenants of our agreements relating to our credit facility and our senior secured notes as at December 31, 2018 and we expect to remain in compliance with such covenants going forward.

The Company declared common share dividends totalling $0.54 per share during 2018, with $0.5275 paid in cash during the year and $0.135 paid in January 2019. In February 2019, our Board of Directors approved an increase to our dividend such that, commencing with the quarter ended March 31, 2019, the quarterly dividend would be US$0.15 (a rate of US$0.60 per annum). The Company’s policy is to pay quarterly dividends on its common shares in the future, subject to the discretion of our Board of Directors.

During the year we distributed $6.9 million (2017 - $4.5 million) to non-controlling shareholders of subsidiaries, in part to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities.

The following table summarizes our contractual obligations as at December 31, 2018:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$331,830	$1,994	$31,732	$238,104	$60,000
Interest on long term debt	44,996	12,262	20,814	10,192	1,728
Capital lease obligations	2,693	1,920	768	5	—
Contingent acquisition consideration	13,286	12,005	1,281	—	—
Operating leases	116,048	24,505	42,767	27,330	21,446

Total contractual obligations	$508,853	$52,686	$97,362	$275,631	$83,174

At December 31, 2018, we had commercial commitments totaling $5.2 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes at an interest rate of 3.84%.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be. The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	December 31	December 31
(in thousands of US$)	2018	2017

FirstService Residential	$80,631	$70,906
FirstService Brands	68,501	45,652
	$149,132	$116,558

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2018, the RNCI recorded on the balance sheet was $151.6 million. The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of FirstService. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for 2018 would be $0.55, and the accretion to Adjusted EPS would be $0.19.

Stock-based compensation expense

One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate. The equity owned by senior management takes the form of stock, stock options or notional value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP. The amount of expense recognized with respect to stock options is determined for the Company plan by allocating the grant-date fair value of each option over the expected term of the option. The amount of expense recognized with respect to the notional value appreciation plans is re-measured quarterly.

Critical accounting estimates

Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified three critical accounting estimates: determination of fair values of assets acquired and liabilities assumed in business combinations, impairment testing of the carrying value of goodwill, and the collectability of accounts receivable.

The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and judgment by management, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships, different amounts of intangible assets and related amortization could be reported.

Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have five reporting units determined with reference to service type, customer type, service delivery model and geography. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by sudden changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that which would suggest a potential decrease in fair value, the determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance would increase bad debt expense by $0.9 million.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “Adjusted EBITDA” and “Adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) goodwill impairment charges; (vi) acquisition-related items; and (vii) stock-based compensation expense. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2018	2017

Net earnings	$90,280	$75,047
Income tax	24,922	21,568
Other income	(254)	(1,520)
Interest expense, net	12,620	9,867
Operating earnings	127,568	104,962
Depreciation and amortization	52,772	42,049
Goodwill impairment charge	—	6,150
Acquisition-related items	4,504	2,019
Stock-based compensation expense	5,767	4,132
Adjusted EBITDA	$190,611	$159,312

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; (iv) goodwill impairment charges; (v) stock-based compensation expense; (vi) a stock-based compensation tax adjustment related to a US GAAP change; and (vii) an income tax recovery on the enactment of US Tax Reform. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings per common share to Adjusted EPS appears below.

	Year ended
(in US$)	December 31
	2018	2017

Diluted net earnings per share	$1.80	$1.41
Non-controlling interest redemption increment	0.36	0.42
Acquisition-related items	0.09	0.05
Amortization of intangible assets, net of tax	0.35	0.23
Goodwill impairment charge, net of tax	—	0.10
Stock-based compensation expense, net of tax	0.12	0.08
Stock-based compensation tax adjustment for US GAAP change	(0.11)	(0.23)
Income tax recovery on enactment of US Tax Reform	—	(0.07)
Adjusted EPS	$2.61	$1.99

We believe that the presentation of Adjusted EBITDA and Adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and Adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Initial adoption of, and changes in, accounting policies

On January 1, 2018, as a result of required changes under GAAP, FirstService adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“New Revenue Standard”) to all contracts using the full retrospective method. Our prior year 2017 financial results as reported herein have been recast in accordance with the New Revenue Standard to provide a consistent comparison to current year results. The impact is confined to our franchised operations within our FirstService Brands segment, particularly as it relates to the timing and recognition of franchise fees, as well as the gross revenue recognition of marketing fund fees. As a result, the effect of the New Revenue Standard on the prior year fourth quarter results was an increase of $5.5 million to our consolidated revenues, a decrease of $0.6 million to our consolidated Adjusted EBITDA and our consolidated operating earnings, resulting in a 40 basis points decrease to our consolidated Adjusted EBITDA margin, a 30 basis point decrease to our consolidated operating earnings margin, and a decrease of $0.02 to our earnings per share. The same $5.5 million increase to our FirstService Brands revenues and $0.6 million decrease to our FirstService Brands Adjusted EBITDA and our FirstService Brands operating earnings resulted in a 120 basis point decrease to our FirstService Brands Adjusted EBITDA margin and a 100 basis point decrease to our FirstService Brands operating earnings margin for our recast segmented 2017 fourth quarter results. On a full year basis, our prior year 2017 recast consolidated results include a $23.6 million increase in revenues, a $2.7 million decrease in Adjusted EBITDA and a $0.04 decrease to our Adjusted EPS. The New Revenue Recognition Standard does not have any impact on our cash flow from operations.

In February 2016, FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard was effective on January 1, 2019, at which time the Company elected to adopt the ASU using a modified retrospective transition. The Company is currently finalizing the impact of this standard on its financial position and results of operations. The Company expects the impact to be material to its balance sheet, but minimal impact to its statements of earnings and statements of cash-flows. The Company has selected and implemented an IT solution to address the change in the standard.

In June 2016, FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. In November 2018, FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which amends the scope and transition requirements of ASU 2016-13. The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The standard will become effective for the Company beginning January 1, 2020 and will require a cumulative-effect adjustment to Accumulated retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

Off-balance sheet arrangements

The Company does not believe that it has off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than the payments which may be required to be made by us under the sale of control arrangement contained in the restated management services agreement with FirstService, Jayset Management FSV Inc. and Jay S. Hennick, a description of which is set out in Note 11 to the Consolidated Financial Statements (which is incorporated by reference herein and available on the SEDAR website at www.sedar.com and EDGAR at www.sec.gov).

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2018 was $1.2 million (2017 - $1.4 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years.

As at December 31, 2018, the Company had $2.1 million of loans receivable from minority shareholders (December 31, 2017 - $2.5 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on market rates plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 34,690,753 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 2,034,750 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

During the year ended December 31, 2018, the Company repurchased 130,436 Subordinate Voting Shares under its Normal Course Issuer Bid (“NCIB”) at an average price of $68.98 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 3,099,564 Subordinate Voting Shares under its NCIB, which expires on August 23, 2019.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2018. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded twelve individually insignificant entities acquired by the Company during the 2018 fiscal year from our assessment of internal control over financial reporting as at December 31, 2018. The total assets and total revenues of the twelve majority-owned entities represent 3.2% and 5.3%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2018.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2018, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2018, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report dated February 20, 2019 which accompanies the Company’s audited consolidated financial statements for the year ended December 31, 2018.

Changes in internal control over financial reporting

During the year ended December 31, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

FirstService is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, FirstService records the minimum amount in the range. FirstService does not provision for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provisioned for when reasonably determinable.

As of February 20, 2019, there are no claims outstanding for which FirstService has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made.

Market risk of financial instruments

FirstService is engaged in operating and financing activities that generate risk in three primary areas as set out below. See Note 16 to the Consolidated Financial Statements for additional information regarding these risks. FirstService’s overall risk management program and business practices seek to minimize any potential adverse effects on FirstService’s financial performance. Risk management is carried out by the senior management team and is reviewed by FirstService’s board of directors.

For an understanding of other potential risks, including non-financial risks, see the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2018 available on SEDAR at www.sedar.com, which is also included in the Company’s Annual Report on Form 40-F available on EDGAR at www.sec.gov.

Foreign exchange

FirstService is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. A majority of FirstService’s revenues in fiscal 2018 were transacted in U.S. dollars. A portion of FirstService’s revenues were denominated in Canadian dollars, which results in foreign currency exposure related to fluctuations between the Canadian and U.S. dollars. FirstService’s head office expenses are incurred in Canadian dollars, which is hedged by Canadian dollar denominated revenue. As an additional part of its risk management strategy, FirstService maintains net monetary asset and/or liability balances in foreign currencies and may engage in foreign currency hedging activities using financial instruments, including currency forward contracts and currency options. FirstService does not use financial instruments for speculative purposes. As at the date of this MD&A, FirstService does not have any such financial instruments.

FirstService’s credit facility allows FirstService to borrow in Canadian and U.S. dollars. To mitigate any foreign exchange risk related to its Canadian dollar denominated debt, FirstService may from time to time enter into forward foreign exchange contracts to sell Canadian dollars in an amount equal to the principal amount of its Canadian dollar denominated borrowings. As at the date of this MD&A, FirstService does not have any such foreign exchange contracts.

Interest rate

FirstService has no significant interest-bearing assets. FirstService’s income and operating cash flows are substantially independent of changes in market interest rates.

FirstService’s primary interest rate risk arises from its long-term debt under its credit facility and senior secured notes. FirstService manages its exposure to changes in interest rates by using a combination of fixed and variable rate debt, varying lengths of terms to achieve the desired proportion of variable and fixed rate debt and, from time to time, may enter into hedging/interest rate swap contracts. Fluctuations in interest rates affect the fair value of any hedging/interest rate swap contracts as their value depends on the prevailing market interest rate. Hedging/interest rate swap contracts are monitored on a monthly basis. As at the date of this MD&A, FirstService does not have any such hedging/interest rate swap contracts. An increase (or decrease) in interest rates by 1% would result in a $1.7 million increase (or decrease) in annual interest expense under FirstService’s credit facility.

Credit risk

Credit risk refers to the risk of losses due to failure of FirstService’s customers or other counterparties to meet their payment obligations. Credit risk also arises from deposits with banks. Credit risk with respect to the customer receivables are limited due to the large number of entities comprising FirstService’s customer base and their dispersion across many different service lines. Credit risk with respect to deposits is limited by the use of multiple large and reputable banks.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2018 available on SEDAR at www.sedar.com, which is also included in the Company’s Annual Report on Form 40-F available on EDGAR at www.sec.gov:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	Our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	Competition in the markets served by the Company.
•	The ability to attract new customers and to retain major customers and renew related contracts.
•	The ability to retain and incentivize employees.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar denominated revenues and expenses.
•	Continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	We are exposed to greater risks of liability for employee acts or omissions, or installation/system failure, in our fire protection businesses than may be inherent in other businesses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	Disruptions or security failures in our information technology systems.
•	The ability to comply with laws and regulations related to our operations, including licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Although the spin-off is complete, the transaction exposes FirstService to certain ongoing tax and indemnification risks.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.